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                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [X] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: 03/31/1999                                   +--------------+
                  ------------------------                     | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             | 0-18102      |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               | 577 140 10 6 |
For the Transition Period Ended:           N/A                 +--------------+
                                ----------------------------

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                   N/A
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PART I - REGISTRANT INFORMATION

MATTHEWS STUDIO EQUIPMENT GROUP
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Full Name of Registrant

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Former Name if Applicable

3111 NORTH KENWOOD STREET
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Address of Principal Executive Office (Street and Number)

BURBANK, CALIFORNIA 91105
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
N/A | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

We are in the process of finalizing agreements with our lenders to modify existing financial covenants requirements for the financing agreement. The Company is confident these agreements will be finalized by May 24, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     CARLOS D. DEMATTOS                   818                 525-5200
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates a significant change in results of operations for the first six months of fiscal 1999 as compared to fiscal 1998. The Company reported net loss of $2,152,000 or $0.23 per share for the second quarter of fiscal 1999 as compared to net loss of $876,000 or $0.08 per share for the same period last year. This change is the result of a combination of factors including change in the mix of sales and resulting reduced gross profit margin, as a result of an industry-wide slowdown, and increased expenses, primarily depreciation and interest, related to the increased property and equipment and related debt associated with business acquisitions and capital additions.

                        MATTHEWS STUDIO EQUIPMENT GROUP
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 1999                       By /s/ Carlos D. DeMattos
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                                           Chairman of the Board, Chief
                                           Executive Officer, President